Dear Fellow Shareholders,

I am pleased to update you on our progress and vision for the future. As we reflect on our 2024 accomplishments, I am confident in our ability to deliver increasing value by capitalizing on our diversified royalty portfolio and disciplined capital allocation. Further, continued investment by our partners and operators have led to multiple notable advances and additions of value to the EMX portfolio in 2024 at no cost to EMX, highlighting the leverage and optionality of our business approach. Our 22-year track record of return on our investments speaks for itself.

A cornerstone of our long-term investment strategy is to provide our investors with exposure to rising commodity prices together with discovery optionality. When I was ten years old, gold traded at $32 per ounce; today, it stands at around $3,200 per ounce. This transformation represents a compound annual growth rate of 9% over half a century, a testament not only to the intrinsic worth of gold but also to the strategic importance of commodity exposure in our royalty portfolio. At EMX, this long-term perspective guides our investments and has shaped our strategy of building a portfolio of high-quality mineral royalties, which are phenomenal financial assets that provide continuous exposure to commodity price increases and mineral resource expansion.

Our cash flow is strong and growing. Our consistent cash flow growth is a direct reflection of the quality of our royalty assets, including strong contributions from Timok, Caserones, Geditkepe and Leeville. This foundation of strong cash flow empowers us to not only pursue opportunities to secure additional near-term revenue, but also to invest strategically and prudently in royalty generation efforts that lead to value creation. This combination of strategies distinguishes our business approach from those of our peers and provides EMX shareholders with unique exposure to both production revenue and leveraged upside from exploration successes around the world.

Our royalty portfolio's in-ground net asset value (NAV) continues to be a major catalyst for long-term value creation. With flagship royalties on world-class copper and gold projects-from - Timok in Serbia, with its significant copper-gold potential including the promising new MG Zone, to our deepening interest at Caserones in Chile driven by accelerating investment by Lundin Mining - EMX is exceptionally positioned to benefit from sustained royalty revenue for decades to come. Moreover, our targeted acquisitions, such as the recent purchase of a royalty on the Chapi Copper mine in Peru, underscore our proactive approach to portfolio diversification. Amongst our 140+ royalty interests around the world, several additional royalty projects are advancing toward production, and new discoveries are now happening with regularity across our portfolio.

Central to our success is our commitment to disciplined capital allocation. Every dollar we deploy is carefully considered, ensuring that we prioritize initiatives that offer the strongest return potential while safeguarding our financial flexibility. Whether it's prudently advancing our royalty generation efforts, optimizing costs, executing targeted share repurchases, or reducing debt, our focus remains on maximizing shareholder value. Our recent share buyback program, resulting in the repurchase and cancellation of 5,000,000 shares over the last year and the commencement of a new bid to repurchase up to 5,440,000 shares in 2025, demonstrates our conviction in the company's future and our dedication to value creation for our investors. As we advance through 2025, we will continue to take a balanced approach to the reduction of debt and pursuit of opportunities to expand our portfolio. Each of these capital allocation decisions will be evaluated by your management team with rigor and discipline.

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Phone: (604) 688-6390	Fax: (604) 688-1157	Web: www.emxroyalty.com	Stock (TSX.V and NYSE): EMX

Importantly, we recognize that our people are at the heart of EMX's success. I was delighted to announce in October 2024 the welcoming of our new Chief Financial Officer, Stefan Wenger, who brings extensive industry experience from his tenure at Royal Gold, Inc. His proven track record and strategic insights have already begun to add value to our company. The addition of Stefan further enhances our world class team at EMX, with whom it is my pleasure to associate.

For 2025, our vision remains clear: to continue building a portfolio anchored by strong, recurring royalty cash flow, to harness the long-term growth potential exemplified by assets like Timok and Caserones, and to execute on opportunities that further enhance our in-ground NAV. With a balanced approach that combines exposure to world class mineral districts, prudent cost management and disciplined capital allocation, EMX Royalty Corporation is on a steady path toward long-term success.

Thank you for your continued trust and support. Together, we are building a future where every shareholder benefits from the enduring value of our assets and the strategic execution of our business plan.

Respectfully submitted,

______________________

David M. Cole

President & Chief Executive Officer

EMX Royalty Corporation

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Phone: (604) 688-6390	Fax: (604) 688-1157	Web: www.emxroyalty.com	Stock (TSX.V and NYSE): EMX